UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-15297

WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN

WATER PIK TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	25-1843384 (IRS Employer Identification No.)

23 Corporate Plaza, Suite 246
Newport Beach, CA 92660
(Name and address of principal executive office of issuer of securities)

Registrant's telephone number, including area code: (949) 719-3700

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WATER PIK TECHNOLOGIES, INC. RETIREMENT PLAN
	By:	/s/ THERESA HOPE-REESE Theresa Hope-Reese, Member, Administrative Committee of the Water Pik Technologies, Inc. Retirement Plan

Date: June 30, 2003

Exhibit Index

Exhibit Number	Description
23.1	Consent of Ernst & Young LLP, Independent Auditors. (Filed herewith)
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)
99.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith.)

Audited Financial Statements
and Supplemental Schedule
Water Pik Technologies, Inc. Retirement Plan
Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Water Pik Technologies, Inc. Retirement Plan

Audited Financial Statements and
Supplemental Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

Personnel and Compensation Committee
Water Pik Technologies, Inc.

        We have audited the accompanying statements of net assets available for benefits of the Water Pik Technologies, Inc. Retirement Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the periods then ended in conformity with accounting principles generally accepted in the United States.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                      /s/ ERNST & YOUNG LLP

Woodland Hills, California
June 6, 2003

Water Pik Technologies, Inc. Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Investments at fair value:
Mutual funds	$14,149,468	$14,628,600
Money market funds	4,934,475	4,132,877
Common stock	618,280	728,069
Participant loans	712,970	590,307

Total investments	20,415,193	20,079,853

Total assets	20,415,193	20,079,853
Liabilities
Refunds of excess contributions	—	36,316

Net assets available for benefits	$20,415,193	$20,043,537

See accompanying notes.

Water Pik Technologies, Inc. Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions:
Contributions:
Employer	$2,436,684	$2,551,722
Employee	2,928,473	2,707,609
Interest and dividend income	387,702	564,958
Transfers to plan	—	43,480
Other	2,092	—

Total additions	5,754,951	5,867,769
Deductions:
Distributions to participants	2,344,237	1,282,166
Net depreciation in fair value of investments	3,025,253	1,831,301
Other	13,805	14,320

Total deductions	5,383,295	3,127,787

Net increase	371,656	2,739,982
Net assets available for benefits, beginning of year	20,043,537	17,303,555

Net assets available for benefits, end of year	$20,415,193	$20,043,537

See accompanying notes.

Water Pik Technologies, Inc. Retirement Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

        The Water Pik Technologies, Inc. Retirement Plan (the Plan) was established on April 1, 2000. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

        The Plan is a defined contribution plan. All regularly scheduled full-time and part-time U.S. domestic employees of Water Pik Technologies, Inc. (the Company) are eligible to participate in the Plan on the first date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

        Participants may make contributions of between 1% and 60% of eligible compensation, as defined in the Plan, up to an annual maximum as determined by the Internal Revenue Code. Each pay period, the Company matches 50% of contributions of employees who have completed 90 days of service up to an annual maximum of the greater of 3% of compensation, as defined, or $1,000.

        Each plan year, for employees who have completed 90 days of service, the Company also contributes nonelective contributions of 2% of hourly active participants' compensation, as defined, and 4.5% of salaried active participants' compensation, as defined. In addition, the Company may make annual discretionary contributions in an amount to be determined at the end of the plan year by the Board of Directors. There were no discretionary contributions made to the Plan at December 31, 2002 and 2001.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching, nonelective and discretionary contributions and an allocation of the Plan's earnings. Allocations of Plan earnings are based on participant account balances. Participants are entitled to the vested balances in their accounts.

        Participants direct contributions, including Company matching, nonelective and discretionary contributions, into one or more investment options offered by the Plan. Participants can choose to invest their contributions in the common stock of Water Pik Technologies, Inc. and in the following Fidelity funds: Fidelity Fund, Retirement Money Market Portfolio, Managed Income Portfolio, Capital and Income Fund, U.S. Bond Index Fund, Aggressive Growth Fund, Dividend Growth Fund, Low-Priced Stock Fund, OTC Portfolio, Diversified International Fund, Overseas Fund, Freedom Income Fund (SM), Freedom 2000 Fund (SM), Freedom 2010 Fund (SM), Freedom 2020 Fund (SM), Freedom 2030 Fund (SM), Freedom 2040 Fund (SM), and the Spartan® U.S. Equity Index Fund.

        In accordance with the Employee Benefits Agreement between the Company and Allegheny Technologies Incorporated (ATI) pursuant to the spin-off of the Company from ATI on November 29, 1999, participants in the Plan were not allowed to direct contributions into the common stock of ATI or Teledyne Technologies, Inc. Additionally, amounts transferred into these funds were required to be transferred into one or more of the other investment options offered by the Plan prior to December 30, 2002. Any balances remaining in these funds at December 30, 2002, were liquidated by the Plan administrator with the proceeds reinvested in the Retirement Money Market Portfolio fund.

Participant Loans

        Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of (a) $50,000 or (b) 50% of their vested account balance. Loans are repayable over periods of up to five years (10 years for loans to purchase the participant's primary residence). A participant may have only one loan outstanding at any time. Outstanding participant loans must be repaid upon the participant's termination of employment with the Company.

        Loans are secured by the balance in the participant's account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of each calendar quarter preceding the loan origination date.

Vesting

        Participants are fully vested in their contributions and all earnings thereon. All eligible employees of the Company as of March 31, 2000, are fully vested in Company matching contributions regardless of years of service. Eligible employees hired subsequent to March 31, 2000, vest in Company matching contributions under the following schedule:

Years of Service	Vesting Percentage
1 year	25%
2 years	50%
3 years	75%
4 years	100%

        Nonelective Company contributions for all participants vest in accordance with the above vesting schedule.

Withdrawals and Distributions

        The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2 or in the case of serious financial hardship, as approved by the administrator. Additionally, the value of participants' contributions and the value of all vested Company contributions are payable to participants or their designated beneficiaries upon death, disability, retirement or upon termination of employment with the Company. At the participant's election, payment may be made in cash as a single lump sum or in installments.

Administrative Expenses

        The Company pays administrative expenses, which include recordkeeping, trustee fees and expenses of the Company incurred in administering the Plan. Participants pay loan origination and servicing fees.

Forfeited Accounts

        Forfeitures of terminated participants' nonvested amounts are used to reduce administrative expenses under the Plan, if any. Any remaining forfeited balances are applied to reduce future Company contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Plan's administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Investment Income

        The money market fund is stated at fair value as determined by the Trustee. Mutual funds and Common stock are stated at the quoted market price as listed on the New York Stock Exchange. All participant loans are valued at cost, which approximates fair value.

3. Investments

        The following presents investments that represent 5% or more of the Plan's net assets at year-end.

	December 31
	2002	2001
Fidelity Dividend Growth Fund	$2,226,096	$2,469,456
Fidelity Freedom 2020 Fund	1,612,928	1,779,428
Fidelity Freedom 2030 Fund	1,293,915	1,409,850
Spartan® U.S. Equity Index Fund	3,631,043	4,832,960
Fidelity U.S. Bond Index Fund	1,552,068	* 889,615
Fidelity Retirement Money Market Portfolio	4,934,475	4,132,877

*
Amount represents less than 5% of net assets at year-end.

        During the years ended December 31, 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	December 31
	2002	2001
Mutual funds	$(2,754,060)	$(1,867,949)
Common stock	(271,193)	36,648

	$(3,025,253)	$(1,831,301)

4. Differences Between Financial Statements and Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001
Net assets available for benefits per the financial statements	$20,415,193	$20,043,537
Amounts allocated to withdrawn participants	(11,436)	(402,018)

Net assets available for benefits per the Form 5500	$20,403,757	$19,641,519

        The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

	Year ended December 31
	2002	2001
Distributions to participants per the financial statements	$2,344,237	$1,282,166
Add: Amounts allocated on Form 5500 to withdrawn participants, at end of year	11,436	402,018
Less: Amounts allocated to withdrawing participants, at beginning of year	(402,018)	—

Distributions to participants per the Form 5500	$1,953,655	$1,684,184

        Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefits that have been processed and approved for payment prior to year-end but not yet paid.

5. Tax Status of the Plan

        The Plan has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

6. Plan Termination

        The Company intends to continue the Plan for the benefit of its employees; however, the Company reserves the right under the Plan to amend or terminate the Plan at any time by resolution of its Board of Directors subject to the provisions of ERISA. Upon such termination, all amounts credited to the participants' accounts shall become 100% vested, all assets of the Plan shall be distributed to the participants, and the obligation of the Company to make contributions would cease.

7. Transactions with Parties-in-Interest

        During the years ended December 31, 2002 and 2001, there were transactions involving investment of Plan assets in investment funds maintained by the Plan's trustee, a party-in-interest as defined in Section 3(14) of ERISA. One of the Plan's investment options is Water Pik Technologies, Inc. common stock which is purchased by the Plan's trustee in the open market.

8. Credit loss

        The Plan's exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan's provisions, as well as those of ERISA, and the participants' investment preference dictate the Plan's concentration of credit risk and market risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the financial statements.

9. Subsequent Events

        Effective January 1, 2003, the Company changed the basic matching contribution from 50% to 25% of the each participant's pre-tax contribution, unless the Company meets or exceeds certain financial goals, and in such event the matching contribution shall be adjusted to 50% for each participant's eligible contributions made during the 2003 plan year.

Supplemental Schedule

Water Pik Technologies, Inc. Retirement Plan

EIN: 25-1843384 Plan: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue	Description of Asset	Current Value
Water Pik Technologies, Inc. Common Stock*	84,119.743 shares	$618,280
Fidelity Fund*	6,807.839 shares	151,543
Fidelity Capital & Income Fund*	18,065.178 shares	113,449
Fidelity OTC Portfolio*	16,474.710 shares	393,910
Fidelity Overseas Fund*	1,412.425 shares	31,073
Fidelity Low-Priced Stock Fund*	31,081.518 shares	782,322
Fidelity Aggressive Growth Fund*	41,394.850 shares	463,208
Fidelity Diversified International Fund*	40,003.089 shares	686,453
Fidelity Dividend Growth Fund*	99,735.468 shares	2,226,096
Fidelity Freedom Income Fund (SM)*	1,772.491 shares	18,788
Fidelity Freedom 2000 Fund (SM)*	10,614.503 shares	116,866
Fidelity Freedom 2010 Fund (SM)*	62,153.260 shares	711,033
Fidelity Freedom 2020 Fund (SM)*	151,590.997 shares	1,612,928
Fidelity Freedom 2030 Fund (SM)*	126,358.842 shares	1,293,915
Fidelity Retirement Money Market Portfolio*	4,934,475.120 shares	4,934,475
Fidelity Managed Income Portfolio*	353,592.320 shares	353,692
Spartan® U.S. Equity Index Fund*	116,566.390 shares	3,631,043
Fidelity U.S. Bond Index Fund*	138,084.348 shares	1,552,068
Fidelity Freedom 2040 Fund*	1,890.907 shares	11,081
Participant loans*	With interest rates ranging from 4.75% to 9.75% and maturity dates through 11-7-2007.	712,970

		$20,415,193

*
Investment with a party-in-interest